EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Technical Olympic USA, Inc.

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Technical Olympic USA, Inc. for the registration of up to $500,000,000 of debt securities, guarantees of debt securities, common stock, preferred stock, warrants, stock purchase contracts, stock purchase units and depositary shares and to the incorporation by reference therein of our report dated January 30, 2004, with respect to the consolidated financial statements of Technical Olympic USA, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
(Certified Public Accountants)

Miami, Florida
January 28, 2005